UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74959 / May 14, 2015

Admin. Proc. File No. 3-16403

In the Matter of

DEFENSE INDUSTRIES INTERNATIONAL, INC.,
EVCARCO, INC., AND
ISLAND BREEZE INTERNATIONAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Defense Industries International, Inc., EvCarCo,
Inc., or Island Breeze International, Inc., and the Commission has not chosen to review the
decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final
decision of the Commission with respect to Defense Industries International, Inc., EvCarCo, Inc.,
and Island Breeze International, Inc. The order contained in that decision is hereby declared
effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange
Act of 1934, the registrations of each class of registered securities of Defense Industries
International, Inc., EvCarCo, Inc., and Island Breeze International, Inc., are hereby revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                                    Brent J. Fields
                                                    Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Defense Indus. Int'l, Inc., EvCarCo, Inc., and Island Breeze Int'l, Inc.*, Initial Decision Rel.
No. 764 (Apr. 1, 2015), 111 SEC Docket 04, 2015 WL 1478908. The Central Index Key
numbers are: 1069563 for Defense Industries International, Inc.; 1459003 for EvCarCo, Inc.;
and 1419886 for Island Breeze International, Inc.

INITIAL DECISION RELEASE NO. 764
ADMINISTRATIVE PROCEEDING
File No. 3-16403

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of DEFENSE INDUSTRIES INTERNATIONAL, INC., EVCARCO, INC., AND ISLAND BREEZE INTERNATIONAL, INC.	INITIAL DECISION OF DEFAULT April 1, 2015

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Defense Industries International, Inc. (Defense Industries), EVCarCo, Inc. (EVCarCo), and Island Breeze International, Inc. (Island Breeze). The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On February 25, 2015, the Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents have a class of securities registered with the Commission and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondents were served with the OIP by March 5, 2015, and their Answers were due by March 18, 2015. *Defense Indus. Int'l, Inc.*, Admin. Proc. Rulings Release No. 2447, 2015 SEC LEXIS 1028 (Mar. 20, 2015). On March 20, 2015, I ordered Respondents to show cause by March 30, 2015, why the proceeding should not be determined against them due to their failure to file Answers or otherwise defense this proceeding, warning that failure to do so would result in them being deemed in default, having the proceeding determined against them, and having the registration of their securities revoked. *Id.* (citing OIP at 3, 17 C.F.R. §§ 201.155(a)(2), .220(f)) To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Defense Industries, Central Index Key (CIK) No. 1069563, is a defaulted Nevada corporation located in Petach Tikva, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Defense Industries is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $3,462,076 for the prior nine months. As of February 23, 2015, the common stock of Defense Industries was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

EvCarCo, CIK No. 1459003, is a revoked Nevada corporation located in Fort Worth, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EvCarCo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $1,639,545 for the prior nine months. As of February 23, 2015, the common stock of EvCarCo was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Island Breeze, CIK No. 1419886, is a void Delaware corporation located in Bellmawr, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Island Breeze is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $1,191,769 for the prior nine months. As of February 23, 2015, the common stock of Island Breeze was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c-2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents each failed to timely file required periodic reports. As a result, Respondents each failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, each Respondent has not answered the OIP or otherwise defended the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Defense Industries International, Inc., EvCarCo, Inc., and Island Breeze International, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are each notified that they may move to set aside the default in this case. Pursuant to Rule 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Cameron Elliot
Administrative Law Judge